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                              EXHIBIT 99(b)

       [SPARTAN MOTORS LOGO]              [SPARTAN MOTORS LOGO]

                                        1000 Reynolds Road
                                        Post Office Box 440
                                        Charlotte, Michigan 48813

July 10, 1997


Dear Shareholder,

We want to share with you news of an important new safeguard aimed at protecting the value of your ownership in Spartan Motors, Inc. ("SPARTAN MOTORS" or the "COMPANY").

Spartan Motors has implemented a PREFERRED STOCK PURCHASE RIGHTS PLAN for all Company shareholders. Simply stated, the plan has been designed to deal with the problem of another company using abusive takeover tactics to gain control of Spartan Motors without your fully informed consent. Such tactics routinely pressure shareholders into making hasty decisions--decisions that could deprive you of the full value of your shares.

Under the plan, you would receive "rights" to purchase a newly created series of preferred Spartan Motors stock in the event of coercive attempts to significantly shift Company ownership. The rights will be distributed to shareholders of record on July 7, 1997 and will be triggered--or made available to you--if any person or group acquires 15 percent or more of Spartan Motors common stock or announces a tender offer for 30 percent or more of Spartan Motors common stock. The plan does not apply to shareholders who already own 5 percent or more of the Company's common stock.

The rights will not impact our reported earnings per share or the way in which you may currently trade your shares. Though the rights are not taxable, you may receive taxable income if the triggering conditions occur and you purchase the then-newly issued preferred shares. You also may recognize taxable income if, after triggering, you buy and then sell your preferred shares. A more detailed information sheet on the legal mechanics of the plan is enclosed, and we welcome any questions you may have. This change requires no action on your part and you will be notified in the event the plan is triggered.

This plan was not created to prevent a takeover of our Company. The plan was implemented to preserve the value of Spartan Motors shares in the event of an acquisition effort. Your management team remains committed to maximizing our earnings potential and enhancing the value of your shares.



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July 10, 1997
Page 2
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Be assured, we are not pursuing a sale of Spartan Motors, nor are there any current bidders for the Company. Our goal is to ensure that anyone who might seek to acquire Spartan Motors does so through open negotiations with our board and with the informed consent of our shareholders. Over 1,000 other companies, including many household names, have put similar safeguards in place for shareholders.

We are making steady, measurable progress in our efforts to maximize your return on your investment in Spartan Motors and we are working hard to continue our spirit of teamwork and accountability.

Like any growing company, however, we must be diligent in our pursuit of securing shareholder value over the long term. We believe the development of safeguards such as our preferred stock purchase rights plan ensures your voice will be heard as Spartan Motors continues to move forward.

Thank you for your continued confidence in Spartan Motors.

Sincerely,


/s/George W. Sztykiel                             /s/John E. Sztykiel
George W. Sztykiel                                John E. Sztykiel
Chairman of the Board and                         President and Chief
Chief Executive Officer                           Operating Officer